STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	January 11th , 2005
Corporate Office:	#SRU-01-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRIVATE PLACEMENT CLOSES

The Company announces that the TSX Venture Exchange has accepted file documentation for closing of a non-brokered private placement originally announced on December 29h, 2004. The stock will become free trading on April 30th, , 2005.

The private placement consists of 888,980 flowthrough common shares at $0.45 per share. Funds will be used for exploration at its Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project in Nunavut, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Glen Indra”

Glen Indra

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.